FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-140331

SUPPLEMENT NO. 6 DATED NOVEMBER 16, 2007
TO PROSPECTUS DATED FEBRUARY 15, 2007
QUEPASA CORPORATION

Quarterly Results

A copy of the Quarterly Report of Quepasa Corporation on Form 10-QSB, as amended, for the period ended June 30, 2007 is attached.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB/A
Amendment No. 1

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 001-33105

QUEPASA CORPORATION
(Exact name of registrant as specified in its charter)

NEVADA	86-0879433
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
7550 E. Redfield Rd., Suite A
Scottsdale, AZ 85260
(Address of principal executive offices)
(480) 348-2665
(Issuer’s telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☑      No ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):      Yes ☐      No ☑
The number of outstanding shares of the registrant’s Common Stock as of August 13, 2007 was 12,270,761 shares.
Transitional Small Business Disclosure Format (Check one):     Yes ☐      No ☑

QUEPASA CORPORATION AND SUBSIDIARIES

Explanatory Note — Restatement of Financial Information; Going Concern Qualification
On October 22, 2007 Quepasa Corporation (the “Company”) announced that the Company’s management had determined that a restatement of the consolidated financial statements for the fiscal year ended December 31, 2006 and for the interim periods ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, and June 30, 2007 were required. On October 30, 2007 the Company filed Amendment No. 2 on Form 10-KSB/A that restated the consolidated financial information in the Selected Financial Data for the year ended December 31, 2006, the unaudited selected quarterly financial information for quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, and the related financial information and disclosures originally filed with the Securities and Exchange Commission (the “SEC”) on Form 10-KSB on April 17, 2007 and Form 10-KSB/A on May 4, 2007. This Amendment No. 1 (“Amendment No. 1”) on Form 10-QSB/A includes the restatement of the unaudited condensed consolidated financial statements for the interim period ended June 30, 2007 and the unaudited selected quarterly financial information for the interim period ended June 30, 2006, and the related financial information and disclosures originally filed with the Securities and Exchange Commission (the “SEC”) on Form 10-QSB on August 15, 2007. As soon as practicable, the Company will file the Form 10-QSB for the interim period ended September 30, 2007, which will reflect the restatement for the interim period ended September 30, 2006.
This restatement relates to errors associated with the Company’s valuation of certain warrants and stock option awards granted in 2006 and 2007. Upon review of the assumptions applied in the Black-Scholes option pricing models used to value these warrant and stock option awards, the Company identified errors in the assumptions for the expected volatility rates and expected terms. In addition, the Company determined that certain reclassifications between operating expense line items on the consolidated statements of operations were required for the three and six months ended June 30, 2007. These reclassifications had no effect on total operating expenses or net loss. This restatement had no effect on the Company’s cash flows from operating, investing, or financing activities for 2006 or 2007.
The following table sets forth the effects of the restatement on net loss for the applicable periods (dollars in thousands, except per share amounts):

	For the Six Months Ended			For the Three Months Ended
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)
	June 30, 2007		June 30, 2006	June 30, 2007		June 30, 2006
Net loss, as previously reported	$	(6,799)	$(7,891)	$	(3,643)	$(1,058)
Total adjustments		(77)	(2,089)		(28)	(119)

Net loss, as restated	$	(6,876)	$(9,980)	$	(3,671)	$(1,177)

The following table sets forth the effects of the restatement on net loss per share, basic and diluted:

	For the Six Months Ended			For the Three Months Ended
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)
	June 30, 2007		June 30, 2006	June 30, 2007		June 30, 2006
Net loss per share, as previously reported	$	(0.56)	$ (0.98)	$	(0.30)	$	(0.13)
Total adjustments		(0.00)	(0.26)		(0.00)		(0.01)

Net loss per share, as restated	$	(0.56)	$(1.24)	$	(0.30)	$	(0.14)

The following items are amended as a result of this Amendment No. 1:
•	Part I — Item 1. Financial Statements (Unaudited)
•	Part I — Item 2. Management’s Discussion and Analysis or Plan of Operation
•	Part I — Item 3. Controls and Procedures
•	Part II — Item 6. Exhibits

The Company has attached to this Amendment No. 1 updated certifications executed as of the date of this Form 10-QSB/A by the Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These updated certifications are attached as Exhibits 31.3, 31.4, 32.3, and 32.4, respectively, to this Form 10-QSB/A.
Except as discussed above, we have not modified or updated disclosures presented in the original quarterly report on Form 10-QSB filed on August 15, 2007, except as required to reflect the effects of the restatement. Accordingly, this Form 10-QSB/A does not reflect events occurring after the filing of our original Form 10-QSB or modify or update those disclosures affected by subsequent events, except as specifically referenced therein. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of Form 10-QSB. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s filings made with the SEC subsequent to filing the Form 10-QSB including any amendments to those filings.
Please refer to Note 5, “Restatement of Previously Issued Interim Financial Information,” of the notes to the unaudited condensed consolidated financial statements for a detailed discussion of the effects of the restatement.
As described in Note 6, “Subsequent Events — Going Concern Consideration,” of the notes to the unaudited condensed consolidated financial statements, based on the Company’s cash balances of approximately $4.4 million as of November 12, 2007 and recurring negative operating cash flows, there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months. However, we are actively pursuing financial commitments from certain investors to provide additional funding to support the business. In addition, we are exploring strategic alternatives to reduce the amount of cash required to effectively operate the business and generate positive cash flows and profitability.

PART I FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)
QUEPASA CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006
	As restated (1)	As restated (1)
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,348,490	$14,093,811
Accounts receivable — trade	64,570	74,355
Other current assets	241,102	332,478

Total current assets	9,654,162	14,500,644

Property and equipment — net	1,015,795	546,481
Jet rights — net	936,086	986,457
Other assets	140,796	55,102

Total assets	$11,746,839	$16,088,684

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,234,847	$711,486
Accrued expenses	100,372	92,070
Unearned grant income	81,042	94,980

Total current liabilities	1,416,261	898,536

COMMITMENTS AND CONTINGENCIES (see Note 2)

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value; authorized - 5,000,000 shares; none issued and outstanding	—	—
Common stock, $.001 par value; authorized - 50,000,000 shares; 12,270,761 shares issued and outstanding at June 30, 2007 and 11,705,861 shares issued and outstanding at December 31, 2006	12,271	11,706
Additional paid-in capital	145,287,279	143,271,109
Accumulated deficit	(134,970,505)	(128,094,164)
Accumulated other comprehensive income	1,533	1,497

Total stockholders’ equity	10,330,578	15,190,148

Total liabilities and stockholders’ equity	$11,746,839	$16,088,684

See notes to unaudited condensed consolidated financial statements.
(1) See Note 5 — Restatement of Previously Issued Interim Financial Information

QUEPASA CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Six Months Ended		For the Three Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	As Restated (1)	As Restated (1)	As Restated (1)	As Restated (1)
	(Unaudited)		(Unaudited)
REVENUES	$125,742	$248,472	$73,260	$83,907

OPERATING COSTS AND EXPENSES:
Search services	—	165,330	—	47,178
Sales and marketing	845,274	139,664	351,132	88,994
Product and content development	2,209,448	431,474	1,212,638	240,609
General and administrative	4,060,610	9,465,722	2,209,578	871,450
Depreciation and amortization	196,261	41,769	103,658	20,220

TOTAL OPERATING COSTS AND EXPENSES	7,311,593	10,243,959	3,877,006	1,268,451

LOSS FROM OPERATIONS	(7,185,851)	(9,995,487)	(3,803,746)	(1,184,544)

OTHER INCOME (EXPENSE):
Interest income	291,824	16,269	127,438	8,024
Interest expense	—	(824)	—	(359)
Gain on sale of property and equipment	3,449	—	3,449	—
Other income	14,237	—	1,529	—

TOTAL OTHER INCOME (EXPENSE)	309,510	15,445	132,416	7,665

LOSS BEFORE INCOME TAXES	(6,876,341)	(9,980,042)	(3,671,330)	(1,176,879)
Income taxes	—	—	—	—

NET LOSS	$(6,876,341)	$(9,980,042)	$(3,671,330)	$(1,176,879)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.56)	$(1.24)	$(0.30)	$(0.14)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED	12,189,975	8,021,436	12,238,879	8,155,451

NET LOSS	$(6,876,341)	$(9,980,042)	$(3,671,330)	$(1,176,879)
Foreign currency translation adjustment	36	(18,261)	(8,527)	(12,559)

COMPREHENSIVE LOSS	$(6,876,305)	$(9,998,303)	$(3,679,857)	$(1,189,438)

See notes to unaudited condensed consolidated financial statements.
(1) See Note 5 — Restatement of Previously Issued Interim Financial Information

QUEPASA CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
For the Six Months Ended June 30, 2007 (as restated)

							Accumulated
					Additional		Other	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
Balance—December 31, 2006 (as restated)	—	$—	11,705,861	$11,706	$143,271,109	$(128,094,164)	$1,497	$15,190,148
Issuance of stock options for compensation	—	—	—	—	912,097	—	—	912,097
Issuance of common stock to directors for compensation	—	—	32,500	33	191,455	—	—	191,488
Exercise of stock options	—	—	526,000	526	883,824	—	—	884,350
Exercise of warrants	—	—	6,400	6	28,794	—	—	28,800
Foreign currency translation adjustment	—	—	—	—	—	—	36	36
Net loss	—	—	—	—	—	(6,876,341)	—	(6,876,341)

Balance—June 30, 2007 (Unaudited)	—	$—	12,270,761	$12,271	$145,287,279	$(134,970,505)	$1,533	$10,330,578

See notes to unaudited condensed consolidated financial statements.
(1) See Note 5 — Restatement of Previously Issued Interim Financial Information

QUEPASA CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended
	June 30, 2007	June 30, 2006
	As Restated	As Restated
	(Unaudited)
Operating activities:
Net loss	$(6,876,341)	$(9,980,042)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	196,261	41,769
Issuance of warrants for strategic initiatives	—	7,387,979
Issuance of stock options and warrants for compensation	912,097	1,388,656
Issuance of common stock to directors for compensation	191,488	—
Grant income	(14,146)	—
Gain on sale of property and equipment	(3,449)	—
Changes in operating assets and liabilities:
Accounts receivable — trade	9,785	35,807
Other current assets	96,139	(9,493)
Other assets	(90,376)	(20,850)
Accounts payable	686,682	106,362
Accrued expenses	(154,953)	(61,068)
Deferred revenue	—	(29,412)

Net cash used in operating activities	(5,046,813)	(1,140,292)

Investing activities:
Proceeds from sale of property and equipment	3,449	—
Purchase of property and equipment	(613,789)	(72,357)

Net cash used in investing activities	(610,340)	(72,357)

Financing activities:
Payments on long-term debt	—	(3,263)
Proceeds from exercise of stock options and warrants	913,150	1,066,000

Net cash provided by financing activities	913,150	1,062,737
Effect of foreign currency exchange rate on cash	(1,318)	(18,261)

Net decrease in cash and cash equivalents	(4,745,321)	(168,173)
Cash and cash equivalents at beginning of period	14,093,811	1,441,889

Cash and cash equivalents at end of period	$9,348,490	$1,273,716

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$—	$824

Cash paid for income taxes	$—	$—

See notes to unaudited condensed consolidated financial statements.
(1) See Note 5 — Restatement of Previously Issued Interim Financial Information

QUEPASA CORPORATION AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1—Description of Business and Summary of Significant Accounting Policies
Quepasa Corporation (the “Company”), a Nevada corporation, was incorporated in June 1997. The Company is a Spanish/English language Internet portal and online community targeting the U.S. Hispanic and Latin American markets. The Company’s web site provides users search engine capabilities and performance based marketing applications as well as traditional portal services centered around the Spanish market. The quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico S.A. de C.V. Because the language preference of many U.S. Hispanics is English, the web site also offers users the ability to access information and services in the English language.
Interim Financial Information
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information required to be included in a complete set of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s 2006 Annual Report on Form 10-KSB, as amended.
Reclassifications
Certain prior period amounts in the condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows have been reclassified to conform to the current period’s presentation.
Loss Per Share
Loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Since the Company incurred a net loss in all periods presented, all potentially dilutive securities were excluded from the computation of diluted loss per share since the effect of including them is anti-dilutive.
The following table summarizes the number of dilutive securities outstanding for each of the periods presented, but not included in the calculation of diluted loss per share:

	June 30,
	2007	2006
Stock options	1,498,200	2,718,875
Warrants	4,432,500	4,194,240

Total	5,930,700	6,913,115

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position, cash flows, and results of operations.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not believe that the adoption of SFAS 157 will have any material impact on its consolidated financial position, cash flows, or results of operations.

Note 2—Commitments and Contingencies
Operating Leases
The Company leases its facilities under three non-cancelable operating leases which expire in 2007 and 2009. Future minimum lease payments under these leases as of June 30, 2007 are approximately as follows:

2007	$196,000
2008	334,000
2009	135,000

Total	$665,000

Litigation
On March 14, 2005, Mr. Craig Behar filed a complaint against the Company in Maricopa County Superior Court (case no. CV2005-004439) in Phoenix, Arizona. The complaint contains allegations of breach of contract and unpaid wages and seeks damages under various causes of action in amounts up to $311,400. The Company has reviewed Mr. Behar’s complaint with its counsel and finds the claims to be wholly without merit and intends to vigorously defend itself. Moreover, management believes that the amount of damages claimed by Mr. Behar have been grossly overstated in an attempt to induce the Company to settle the action rather than to proceed to litigation.
In addition, the Company is a party to certain other legal proceedings that arise in the ordinary course and are incidental to its business. Although litigation is inherently uncertain, based on past experience, management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on consolidated financial position, cash flows or results of operations in any future reporting periods.
Note 3—Stock Option Plans
A summary of employee stock option activity under the 1998 Stock Option Plan during the six months ended June 30, 2007 is as follows:

	Number of	Weighted-Average
Options	Stock Options	Exercise Price
Outstanding at December 31, 2006 (1)	2,248,075	$2.42
Granted	—	—
Exercised	(526,000)	1.66
Forfeited or expired	(656,875)	1.91

Outstanding at June 30, 2007 (1)	1,065,200	$3.06

Exercisable at June 30, 2007 (2)	757,200	$2.57

(1)	Excludes stock options to purchase 110,000 shares of common stock at a weighted average exercise price of $1.93 per share being held by consultants.

(2)	Excludes stock options to purchase 100,000 shares of common stock at a weighted average price of $1.50 per share being held by a consultant.
On June 27, 2007, the stockholders approved the 2006 Stock Incentive Plan (the “2006 Plan”). All stock options previously granted under the 2006 Plan that were subject to stockholder approval are now outstanding. Pursuant to the terms of the 2006 Plan, the Company may issue up to 3,700,000 shares of common stock plus an additional number of shares of common stock equal to the number of shares previously granted under the 1998 Stock Option Plan that either terminate, expire, or lapse after the date of the Board of Directors’ approval of the 2006 Plan. As of June 30, 2007, there are 4,356,875 shares of common stock reserved for issuance under the 2006 Plan. Pursuant to the terms of the 2006 Plan, eligible individuals may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, or stock grant awards. In June 2007, the Company granted 32,500 unrestricted shares of common stock to its directors pursuant to the 2006 Plan.

A summary of employee stock option activity under the 2006 Stock Incentive Plan during the six months ended June 30, 2007 is as follows:

	Number of	Weighted-Average
Options	Stock Options	Exercise Price
Outstanding at December 31, 2006	—	$—
Granted	323,000	10.00
Exercised	—	—
Forfeited or expired	—	—

Outstanding at June 30, 2007	323,000	$10.00

Exercisable at June 30, 2007	75,000	$10.00

The fair values of share-based payments are estimated on the date of grant using a Black-Scholes option pricing model that uses the weighted average assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s common stock. The Company has elected to use the simplified method described in Staff Accounting Bulletin 107, “Share-Based Payment,” to estimate the expected term of employee stock options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.
The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the Three Months Ended
	June 30,
	2007	2006
Risk-free interest rate:	5.0%	4.6%
Expected term:	5 Years	5 years
Expected dividend yield:	0%	0%
Expected volatility:	156%	170%
The Company recognized compensation expense for the issuance of options and warrants of $597,307 and $449,157 for the three months ended June 30, 2007 and 2006, respectively. For the six months ended June 30, 2007 and 2006, the Company recognized compensation expense of $912,097 and $721,075, respectively.
As of June 30, 2007, there was $2,447,186 in total unrecognized compensation cost, which is expected to be recognized over a weighted average period of 1.50 years.
Note 4—Related Party Transactions
Alonso Ancira, a member of our Board of Directors, serves on the Board of Directors of Mexicans & Americans Thinking Together Foundation, Inc. (“Organization”). The Company made net payments of $125 thousand and $125 thousand to this Organization as part of a Corporate Sponsorship and Management Services Agreement (the “CSMSA”) during the three and nine months ended June 30, 2007. See the Contractual Obligations and Commitments section within Item 2. Management’s Discussion and Analysis or Plan of Operation.
Note 5—Restatement of Previously Issued Interim Financial Information
5a. April 2007 Restatement (as originally filed)
In the fourth quarter of 2006, the Company identified accounting errors related to its accounting for stock options and warrants during 2006. Accordingly, the Company has restated its interim financial information for the three and six months ended June 30, 2006. The Company revisited the assumptions applied in its valuation of certain warrants and stock option awards. Upon review of the assumptions applied during the three and six months ended June 30, 2006, it was determined that certain assumptions related to the expected term and volatility used in the Black-Scholes option pricing model needed correction. These corrections resulted in a charge of $174,899, which resulted in an increase in net loss of $174,899 or ($0.02) per share for the three months ended June 30, 2006 and a charge of $4,843,467, which resulted in an increase in net loss of $4,843,467 or ($0.60) per share for the six months ended June 30, 2006. In addition, the Company determined that certain reclassifications between operating expense line items on the consolidated statements of operations were required for the three and six months ended June 30, 2006. These reclassifications had no effect on total operating expenses or net loss. The restatements had no effect on the Company’s cash flows from operating, investing or financing activities for the six months ended June 30, 2006.

The following table summarizes the effects of the restatement on the Company’s interim financial information for the three and six months ended June 30, 2006:

	Previously	Total
	Reported	Adjustments	Restated
	(Unaudited)
For the three months ended June 30, 2006:
Loss from operations	$(890,891)	$(174,899)	$(1,065,790)
Net loss	(883,226)	(174,899)	(1,058,125)
Loss per share	(0.11)	(0.02)	(0.13)

For the six months ended June 30, 2006:
Loss from operations	(3,063,445)	(4,843,467)	(7,906,912)
Net loss	(3,048,000)	(4,843,467)	(7,891,467)
Loss per share	(0.38)	(0.60)	(0.98)
The following table summarizes the effects of the restatement and reclassifications on the Company’s operating costs and expenses for the three and six months ended June 30, 2006:

			Product and		Depreciation
	Search	Sales and	Content	General and	and
	Services	Marketing	Development	Administrative	Amortization	Total
	(Unaudited)
For the three months ended June 30, 2006:
Previously reported	$47,178	$33,686	$76,562	$797,152	$20,220	$974,798
Total adjustments	—	—	38,036	136,863	—	174,899
Total reclassifications	—	55,308	116,433	(171,741)	—	—

Restated	$47,178	$88,994	$231,031	$762,274	$20,220	$1,149,697

For the six months ended June 30, 2006:
Previously reported	$165,330	$57,918	$118,371	$2,928,529	$41,769	$3,311,917
Total adjustments	—	—	72,443	4,771,024	—	4,843,467
Total reclassifications	—	81,746	222,194	(303,940)	—	—

Restated	$165,330	$139,664	$413,008	$7,395,613	$41,769	$8,155,384

The following table summarizes the effects of the restatement on the Company’s stockholders’ equity as of June 30, 2006:

					Accumulated Other	Total
	Preferred	Common	Additional	Accumulated	Comprehensive	Stockholders'
	Stock	Stock	Paid-in Capital	Deficit	Income (Loss)	Equity
	(Unaudited)
As of June 30, 2006:
Previously reported	$—	$8,520	$118,683,701	$(117,536,133)	$(23,972)	$1,132,116
Adjustments	—	—	4,843,467	(4,843,467)	—	—

Restated	$—	$8,520	$123,527,168	$(122,379,600)	$(23,972)	$1,132,116

5b. October 2007 Restatement
In October 2007, the Company identified errors related to its accounting for stock options and warrants granted during 2006 and 2007. Accordingly, the Company has restated its interim financial information for the three and six months ended June 30, 2006 and June 30, 2007. Upon review of the assumptions applied in the Black-Scholes option pricing model for warrants and stock option awards granted in 2006 and 2007, the Company determined that errors existed in the expected volatility rates and expected terms used in the valuation process of the warrants and stock option awards. As a result, the Company recorded an additional $119 thousand and $2.1 million in non-cash stock compensation expense during the three and six months ended June 30, 2006, respectively, and an additional $28 thousand and $77 thousand in non-cash stock compensation expense during the three and six months ended June 30, 2007. In addition, the Company determined that certain reclassifications between operating expense line items on the consolidated statements of operations were required for the three and six months ended June 30, 2007. These reclassifications had no effect on total operating expenses or net loss. The restatements have no impact on the Company’s cash flows from operating, investing, or financing activities.

The following table summarizes the effects of the restatement on the Company’s interim financial information for the three and six months ended June 30, 2006:

	Previously	Total
	Reported	Adjustments	Restated
	(Unaudited)
For the three months ended June 30, 2006:
Loss from operations	$(1,065,790)	$(118,754)	$(1,184,544)
Net loss	(1,058,125)	(118,754)	(1,176,879)
Loss per share	(0.13)	(0.01)	(0.14)

For the six months ended June 30, 2006:
Loss from operations	(7,906,912)	(2,088,575)	(9,995,487)
Net loss	(7,891,467)	(2,088,575)	(9,980,042)
Loss per share	(0.98)	(0.26)	(1.24)
The following table summarizes the effects of the restatement on the Company’s interim financial information for the three and six months ended June 30, 2007:

	Previously	Total
	Reported	Adjustments	Restated
	(Unaudited)
For the three months ended June 30, 2007:
Loss from operations	$(3,775,573)	$(28,173)	$(3,803,746)
Net loss	(3,643,157)	(28,173)	(3,671,330)
Loss per share	(0.30)	(0.00)	(0.30)

For the six months ended June 30, 2007:
Loss from operations	(7,108,411)	(77,440)	(7,185,851)
Net loss	(6,798,901)	(77,440)	(6,876,341)
Loss per share	(0.56)	(0.00)	(0.56)
The following table summarizes the effects of the restatement on the Company’s operating costs and expenses for the three and six months ended June 30, 2006:

			Product and		Depreciation
	Search	Sales and	Content	General and	and
	Services	Marketing	Development	Administrative	Amortization	Total
	(Unaudited)
For the three months ended June 30, 2006:
Previously reported	$47,178	$88,994	$231,031	$762,274	$20,220	$1,149,697
Total adjustments	—	—	9,578	109,176	—	118,754

Restated	$47,178	$88,994	$240,609	$871,450	$20,220	$1,268,451

For the six months ended June 30, 2006:
Previously reported	$165,330	$139,664	$413,008	$7,395,613	$41,769	$8,155,384
Total adjustments	—	—	18,466	2,070,109	—	2,088,575

Restated	$165,330	$139,664	$431,474	$9,465,722	$41,769	$10,243,959

The following table summarizes the effects of the restatement and reclassifications on the Company’s operating costs and expenses for the three and six months ended June 30, 2007:

			Product and		Depreciation
	Search	Sales and	Content	General and	and
	Services	Marketing	Development	Administrative	Amortization	Total
	(Unaudited)
For the three months ended June 30, 2007:
Previously reported	$—	$314,772	$1,339,238	$2,091,165	$103,658	$3,848,833
Total adjustments	—	3,761	3,900	20,512	—	28,173
Total reclassifications	—	32,599	(130,500)	97,901	—	—

Restated	$—	$351,132	$1,212,638	$2,209,578	$103,658	$3,877,006

For the six months ended June 30, 2007:
Previously reported	$—	$805,553	$2,332,875	$3,899,464	$196,261	$7,234,153
Total adjustments	—	7,122	7,073	63,245	—	77,440
Total reclassifications	—	32,599	(130,500)	97,901	—	—

Restated	$—	$845,274	$2,209,448	$4,060,610	$196,261	$7,311,593

The following table summarizes the effects of the restatement on the Company’s stockholders’ equity as of June 30, 2006:

					Accumulated Other	Total
	Preferred	Common	Additional	Accumulated	Comprehensive	Stockholders'
	Stock	Stock	Paid-in Capital	Deficit	Income (Loss)	Equity
	(Unaudited)
As of June 30, 2006:
Previously reported	$—	$8,520	$123,527,168	$(122,379,600)	$(23,972)	$1,132,116
Adjustments	—	—	2,088,575	(2,088,575)	—	—

Restated	$—	$8,520	$125,615,743	$(124,468,175)	$(23,972)	$1,132,116

The following table summarizes the effects of the restatement on the Company’s stockholders’ equity as of June 30, 2007:

					Accumulated Other	Total
	Preferred	Common	Additional	Accumulated	Comprehensive	Stockholders'
	Stock	Stock	Paid-in Capital	Deficit	Income (Loss)	Equity
	(Unaudited)
As of June 30, 2007:
Previously reported	$—	$12,271	$143,053,292	$(132,736,518)	$1,533	$10,330,578
Roll-forward of fiscal 2006 restatement	—	—	2,156,547	(2,156,547)	—	—
Adjustments	—	—	77,440	(77,440)	—	—

Restated	$—	$12,271	$145,287,279	$(134,970,505)	$1,533	$10,330,578
Note 6 — Subsequent Events
6a. Going Concern Consideration:
Based on the Company’s cash balances of approximately $4.4 million as of November 12, 2007 and recurring negative operating cash flows, there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time after such date. However, the Company is actively pursuing financial commitments from certain investors to provide additional funding to support the business. In addition, the Company is exploring strategic alternatives to reduce the amount of cash required to effectively operate the business and generate positive cash flows and profitability.
The accompanying consolidated financial statements, as restated, have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Item 2. Management’s Discussion and Analysis or Plan of Operation
Forward-Looking Information
You should read the following discussion in conjunction with our condensed consolidated financial statements, which are included in Item 1 of this Form 10-QSB. Management’s Discussion and Analysis or Plan of Operation contains statements that are forward-looking. These statements are based on current expectations and assumptions, which are subject to risk, uncertainties and other factors. Actual results may differ materially because of the factors discussed in the subsection below titled “Risk Factors.”
Company Overview
Quepasa.com is one of the largest and longest-established, bicultural, Hispanic online communities. We seek to entertain, enrich, and empower the members of our rapidly growing Internet community. Our interactive website delivers content, products, and services to our users in both English and Spanish. We focus our business on our online social network which is comprised chiefly of Hispanic and Latino 18-to-34 year olds living in the United States and in Central and South America.
As a result of the implementation of our new business model we intend to provide an increasing array of products and services such as videos, music, ringtones, chat, email and online dating to our website visitors that are designed to promote social interaction and information sharing. These products and services are designed to attract and adhere traffic to our website. During 2007, as a result of increased traffic on our website, we determined that our technology infrastructure required substantial upgrades in order to meet the increased demand and to continue to scale our performance for our users. Our intention during 2007 is to introduce a more robust website with a variety of products and services that grow and produce positive cash flows. We expect these products and services to drive visitors to our website. As traffic grows, we expect an increasing number of major consumer product firms, healthcare providers, financial institutions, and other enterprises seeking a nexus with the emerging Hispanic market. We intend to actively pursue such advertising by mounting a sales program targeting large advertising agencies and their clients.
During 2006 and through the second quarter of 2007, we had significant performance growth on our website. The areas of growth we experienced on the site included page views, registered members, and unique visitors. Total page views for the second quarter of 2007 were 91 million, compared to 37 million for the same period in 2006, a 146% increase. Total new members for the second quarter of 2007 were 33 thousand, compared to 25 thousand for the same period in 2006, a 32% increase. Daily unique visitors for the second quarter 2007 totaled 3.7 million, compared to 1.8 million for the same period in 2006, a 106% increase.
Revenue sources
During the six months ended June 30, 2007, our revenue was generated from three principal sources: revenue earned from the sale of banner advertising on our website, the Google AdSense program, and subscription sales. During the same period for the six months ended June 30, 2006, our revenue also included revenue earned from “performance based” insertion of results from our directory and search engine based on proprietary technologies.
Banner Advertising Revenue. Banner revenue is generated when an advertiser purchases a banner placement within our quepasa.com website. We recognize revenue related to banner advertisements upon delivery.
Google AdSense Revenue. Google AdSense revenue is generated when a quepasa.com user clicks on a Google advertiser through either the displayed advertisements associated with content or by utilizing the Google search feature. We recognize revenue from Google AdSense in the period it is reported by Google.
Subscription Sales . As part of the new business model, subscription sales result from the purchase of mobile content and Internet television programming. Subscription based sales are generated through various content channels of the site, including the ringtone store and the television channel. We recognize revenue from subscription sales as products and services are delivered.
Performance-based Revenue . Performance-based revenue, or paid search results, is generated when an Internet user searches for a keyword and clicks on an advertiser’s listing on our website. Performance-based revenue is recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Performance-based revenue is recognized when there is evidence that the qualifying transactions have occurred at a set price. As of December 31, 2006, the performance based revenue model was discontinued as a result of implementing the new business model.

The majority of our revenues correlate to the number and activity level of users on our website. During 2006 and into the second quarter of 2007, we redesigned and enhanced our website to provide a more relevant and user friendly experience. We believe that enhancing the user experience leads to a more valuable experience to both our users and advertisers and provides additional opportunities to introduce users to our products and services. By providing a more robust community experience, while providing continued new products and services we seek to become an essential part of our users’ online experience. We believe this deeper engagement of new and existing users and our website design, coupled with the growth of the Internet as an advertising medium will increase our revenues in 2007.
Operating Expenses
Our principal operating expenses consist of:
•	search services expenses;

•	product and content development expenses;

•	sales and marketing expenses;

•	general and administrative expenses; and

•	depreciation and amortization.
Search Services Expenses. Our search services expenses consist of payments made to our affiliates and partners that have either integrated our performance based search services into their sites or provided traffic to our directory listings. There are generally two economic structures of the affiliate and partner agreements: fixed payments based on a minimum amount of traffic delivered and variable payments based on the amount of searches or paid clicks associated with affiliate or partner traffic. We expense search services costs under two methods; fixed payments are expensed pro-rata over the term of the agreement and agreements based on a percentage of revenue are expensed based on the underlying revenue multiplied by the agreed upon rate. As of December 31, 2006, we have discontinued our search services.
Product and Content Development Expenses. Product and content development expenses consist of personnel costs associated with the development, testing and upgrading of our website and systems, content fees, and purchases of specific technology, particularly software and hardware related to our infrastructure upgrade.
Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and expenses of marketing and sales personnel, and other marketing-related expenses including our mass media-based branding and advertising.
General and Administrative Expenses. General and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and corporate professional fees, such as legal and accounting fees. As we move forward with our new business model, we anticipate an increase in general operating expenses, specifically, administrative salaries and dues and subscriptions and we anticipate a decrease in certain expenses, specifically, professional fees related to costs associated with business advisory services and financial consulting services.
Depreciation and Amortization Expenses. Our depreciation and amortization expenses have consisted primarily of depreciation related to our property and equipment and the amortization pertaining to jet rights acquired in 2006.
Other Income (Expense). Other income (expense) consists primarily of interest earned and earned grant income. We have invested our cash in money market funds and interest bearing checking and saving accounts, which are subject to minimal credit and market risk. Earned grant income represents the amortized portion of a cash grant received from the Mexican government for approved capital expenditures. The grant is being recognized on a straight-line basis over the useful lives of the purchased assets.
Results of Operations
Comparison of the three and six months ended June 30, 2007 with the three and six months ended June 30, 2006
Our results of operations for the three and six months ended June 30, 2007 and 2006 were characterized by expenses that significantly exceeded revenues during the periods. For the three and six months ended June 30, 2007, we reported net losses of $3.7 million and $6.9 million, respectively, compared to net losses of $1.2 million and $10.0 million for the three and six months ended June 30, 2006. During the three and six months ended June 30, 2007, we incurred $597 thousand and $912 thousand, respectively, in expenses related to issuance of stock options and warrants compared to $449 thousand and $8.8 million for the three and six months ended June 30, 2006. During the three and six months ended June 30, 2006, $7.4 million represented costs associated with certain strategic initiatives, including acquiring the services of the Company’s Chief Executive Officer. In addition, we focused on evaluating and enhancing our business infrastructure resulting in an increase in professional fees of $729 thousand and $1.8 million, an increase in travel and entertainment of $128 thousand and $271 thousand and an increase in dues and subscriptions of $53 thousand and $124 thousand for the three and six months ended June 30, 2007, respectively, over the same periods in 2006. As a result, we increased our product and content development related expenses by approximately $1.0 million and $1.8 million, sales and marketing expense increased by $262 thousand and $706 thousand, and depreciation and amortization by $83 thousand and $154 thousand, for the three and six months ended June 30, 2007, respectively, over the same periods in 2006.

Revenues
We generated $73 thousand of revenue for the three months ended June 30, 2007, a decrease of $11 thousand, or 13%, from the $84 thousand of revenue generated for the three months ended June 30, 2006. For the six months ended June 30, 2007 we generated $126 thousand of revenue, a decrease of $122 thousand or 49% from $248 thousand for the six months ended June 30, 2006. These changes are attributable to a decrease in performance-based revenue partially offset by increases in banner advertising and Google AdSense revenue. In order to generate significant revenue under the new business model, we must continue to enhance the development and marketing of our banner advertising inventory. For the six months ended June 30, 2007, our revenue was primarily generated from banner advertising.
Banner Advertising Revenue. Banner advertising revenue for the three months ended June 30, 2007 increased by approximately $55 thousand, or 1,833%, compared to the prior year. For the six months ended June 30, 2007 banner advertising revenue increased by approximately $82 thousand, or twelve fold, from $10 thousand in the prior year. We currently expect banner advertising revenue to increase for 2007 compared to 2006 as we increase our user base and activity levels on our website. For the three and six months ended June 30, 2007, banner advertising revenue accounted for approximately 79% and 73% of total revenue, respectively, compared to 4% and 4% in 2006.
Google AdSense. Google AdSense revenue for the three months ended June 30, 2007 increased by approximately $2 thousand, or 15%, as compared to the prior year as a result of the increase in user traffic. For the six months ended June 30, 2007, Google AdSense revenue decreased by approximately $10 thousand, or 23%, as compared to the prior year as a result of the change from the old business model. We currently expect Google AdSense revenue to increase for 2007 compared to 2006 as we increase our user base and activity levels on our website. For the three and six months ended June 30, 2007, Google AdSense revenue accounted for approximately 21% and 26% of total revenue, respectively, compared to 16% and 17% in 2006.
Performance-based Revenue. Performance-based revenue for the three months ended June 30, 2007 decreased by approximately $67 thousand, or 100%, as compared to the prior year. For the six months ended June 30, 2007 performance based revenue decreased by approximately $196 thousand, or 100%, as a result of the change from the old business model. During 2006, we shifted our business model from the less profitable performance based revenue to a banner advertising revenue model. As of December 31, 2006, we have discontinued our performance based services.
Subscription Sales. Subscription based revenue for the three and six months ended June 30, 2007 resulted in approximately 0% of total revenues. Subscription based sales were generated through various content channels of the site, including the ringtone store and the television channel.
Operating Costs and Expenses
Search Services. Search services expenses decreased $47 thousand and $165 thousand, or 100%, for the three and six months ended June 30, 2007. This change is attributable to a discontinuation of our expenses related to online distribution agreements and corresponds to the discontinued performance based revenue at the end of 2006.
We do not intend to incur any search services expenses during 2007 as a result of the changes in our new business model.
Sales and Marketing. Sales and marketing expense increased $262 thousand, or 295%, to $351 thousand, from $89 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, sales and marketing expense increased $706 thousand, or 505%, to $845 thousand from $140 thousand for the six months ended June 30, 2006. During 2007, as a result of expanding our sales and marketing efforts to acquire more advertisers and traffic, our expense increased compared to 2006. In 2007 we maintained sales offices in New York City and Miami and hired sales and marketing personnel to bolster our sales initiatives. These increases are partially offset by a decrease in commission expense related to the decline in revenue.
We currently believe that sales and marketing expenses will increase in 2007 compared to 2006, as we continue to grow and expand our reach to advertisers and users.

Product and Content Development. Product and content development expenses increased $1.0 million, or 404%, to $1.2 million from $241 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, product and content development expenses increased $1.8 million, or 412%, to $2.2 million from $431 thousand for the same period in 2006. As a result of our efforts to evaluate and upgrade our technology infrastructure, we had significant increases in our product and content development expense. During the six months ended June 30, 2007, these higher expense costs consisted mainly of increases in technology consulting of $829 thousand, increases associated with technology personnel of $576 thousand, and increases in our Mexico operations of $256 thousand. Quepasa.com de Mexico provides substantially all of our design, translation services, and website management and development services for us.
We currently believe that product and content development expenses will increase significantly in 2007 compared to 2006, as we continue to invest in our infrastructure and personnel to provide an enhanced product to our users and advertisers.
General and Administrative. General and administrative expenses consist primarily of compensation related expenses (including stock-based compensation), salaries, travel and entertainment, dues and subscriptions expense, and professional fees.
General and administrative expenses increased $1.3 million, or 154%, to $2.2 million, from $871 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, general and administrative expenses decreased $5.4 million, or 57%, to $4.1 million from $9.5 million for the same period in 2006. The decrease is primarily attributed to the decrease in compensation for certain strategic initiatives, including acquiring the services of the Company’s Chief Executive Officer, which occurred during the three months ended March 31, 2006. This decrease is partially offset by increases professional fees, recruiting fees and salaries associated with building and enhancing our business.
The decrease in general and administrative expenses for the six months ended June 30, 2007 was offset by the increases in the following areas for the three months ended June 30, 2007 compared to the same period in 2006:
•	An increase in general and administrative salaries of $94 thousand, or 78%, to $214 thousand, from $120 thousand for the prior year. This increase is driven by our increased staffing during 2006 and the second quarter 2007 as we build and enhance our internal services and administrative and accounting functions.

•	An increase in recruiting fees of $268 thousand, to $282 thousand from $14 thousand for the prior year and an increase in stock compensation expense of $178 thousand, or 61%, to $470 thousand from $292 thousand or the prior year. These increases are driven by the increased hiring during the second quarter 2007.

•	An increase in professional fees expense of approximately $325 thousand, or 239%, to $464 thousand, from $136 thousand for the prior year. This increase is primarily attributable an increase in technology consulting of $369 thousand, an increase in accounting fees of $209 thousand and an increase in legal fees of $139 thousand compared the prior year. These increases were required in order to enhance and our technology infrastructure and improve our accounting and legal compliance and corporate governance.

•	An increase in travel and entertainment of $117 thousand, or 325%, to $153 thousand from $36 thousand for the prior year, an increase in dues and subscriptions of $53 thousand, or 126%, to $95 thousand from $42 thousand for the prior year and an increase in printing, postage and reproduction of $101 thousand, to $102 thousand from $1 thousand for the prior year. These increases are mainly attributable to our overall growth as we build and enhance our business.
We currently believe that general and administrative expenses, excluding non-recurring stock-based compensation charges, will increase in 2007 compared to 2006, as we continue to invest in our infrastructure to support our continued business expansion.
Depreciation and Amortization. Depreciation and amortization expense increased $84 thousand, or 420%, to $104 thousand from $20 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, depreciation and amortization expense increased $154 thousand, or 367%, to $196 thousand from $42 thousand for the same period in 2006. This increase is attributable to the depreciation associated with recent capital purchases and approximately $50 thousand in amortization expense, for the six months ended June 30, 2007, related to corporate jet rights received as part of the agreement with Mexicans & Americans Thinking Together.

We have purchased and expect to continue purchasing the capital equipment we need to sustain and build our infrastructure as our user growth and product requirements expand. As a result, we expect depreciation and amortization expense to increase in 2007 and beyond as we invest in capital equipment related to our enterprise growth.
Other Income (Expense). Other income (expense) primarily consists of interest income offset by interest expense. Other income for the three months ended June 30, 2007 increased $124 thousand, to $132 thousand from $8 thousand for the three months ended June 30, 2006. For the six months ended June 30, 2007, other income increased $295 thousand to $310 thousand from $15 thousand for the same period in 2006. The increased income is mainly attributable to the additional interest earned on cash and cash equivalents.
Liquidity and Capital Resources
As of June 30, 2007 and December 31, 2006:

	2007	2006
Cash and cash equivalents	$9,348,490	$14,093,811

Percentage of total assets	80%	88%

For the six months ended June 30, 2007 and 2006:

	2007	2006
Net cash used in operating activities	$(5,046,813)	$(1,140,292)
Net cash used in investing activities	$(610,340)	$(72,357)
Net cash provided by financing activities	$913,150	$1,062,737

We have substantial capital resource requirements and have generated significant losses since our inception. At June 30, 2007, we had $9.3 million in cash and cash equivalents compared to $14.1 million at December 31, 2006.
We invest excess cash predominately in marketable securities that are liquid. We also invest excess cash to support our growing infrastructure needs and to expand our operations.
During the six months ended June 30, 2007, we obtained gross proceeds of $835 thousand from the exercise of stock options. During the six months ended June 30, 2006, we obtained gross proceeds of $1.1 million from the exercise of stock options and warrants.
Based on our cash balances of approximately $4.4 million as of November 12, 2007 and our recurring negative operating cash flows, there is substantial doubt about our ability to continue as a going concern for the next twelve months. However, we are actively pursuing financial commitments from certain investors to provide additional funding to support the business. In addition, we are exploring strategic alternatives to reduce the amount of cash required to effectively operate the business and generate positive cash flows and profitability.
The accompanying consolidated financial statements, as restated, have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.
Cash flow changes
Cash used in operating activities is driven by our net loss, adjusted for non-cash items. Non-cash adjustments include depreciation, warrants issued for strategic initiatives, including an executive acquisition, and other stock-based compensation expense. Net cash used in operations was $5.0 million for the six months ended June 30, 2007 compared to $1.1 million for the same period in 2006. For the six months ended June 30, 2007, net cash used by operations consisted primarily of a net loss of $6.9 million offset by non-cash expenses of $196 thousand in depreciation and amortization plus $1.1 million related to the issuance of stock options to employees and common stock to directors. Additionally, changes in working capital impacted the net cash used in operating activities. These changes included an increase in accounts payable of $687 thousand and other assets of $90 thousand offset by decreases in trade accounts receivable of $10 thousand, other current assets of $96 thousand and accrued expenses of $155 thousand. Net cash used by operations for the six months ended June 30, 2006 consisted of a net loss of $10.0 million offset by non-cash expenses of $42 thousand in depreciation and amortization plus $7.4 million related to the issuance of warrants for strategic initiatives, including an executive acquisition and $1.4 million related to the issuance of stock options and warrants for compensation. Changes in working capital for the six months ended June 30, 2006 included decreases in accounts receivable of $36 thousand, accrued expenses of $61 thousand, other assets of $21 thousand and deferred revenue of $29 thousand offset by increases in accounts payable of $106 thousand and other current assets of $9 thousand.

Net cash used in investing activities is primarily attributable to capital expenditures. Our capital expenditures were $614 thousand for the six months ended June 30, 2007, compared to capital expenditures of $72 thousand for the same period in 2006. The increase for the six months ended June 30, 2007 was primarily a result of our purchase of certain hardware to support our expanding operations.
Net cash provided by financing activities is driven by our financing activities related to stock option and warrant exercises. Cash proceeds from the exercise of stock options and warrants were $913 thousand for the six months ended June 30, 2007, compared to $1 million, for the same period in 2006.
Capital expenditures
Capital expenditures have generally been comprised of purchases of computer hardware, software, server equipment, furniture and fixtures. Capital expenditures were $614 thousand for the six months ended June 30, 2007, compared to $72 thousand for the same period in 2006. Our capital expenditures in 2007 are expected to increase compared to 2006 levels as we continue to invest in the expansion of our product and services offerings. We anticipate that this increased level of expenditure will continue in the future as business conditions merit.
Contractual Obligations and Commitments
On November 20, 2006, in connection with a financing transaction, the Company entered into a Corporate Sponsorship and Management Services Agreement (the “CSMSA”) with an investor and a foundation formed and controlled by the investor (the “Organization”) The CSMSA provides that the Company will develop, operate and host the Organization website and provide to it all the services necessary to conduct such operations. During the first three years of the term of the CSMSA, the Organization will reimburse the Company for its costs and expenses in providing these services, not to exceed $500 thousand per annum. The CSMSA further provides that the Company will pay the Organization operating costs through October 2016 (including certain special event costs commencing in year four), up to $1.2 million per annum, minus the Company’s costs and expenses for providing the services described above. Through the six months ended June 30, 2007, the net cash outflows related to the CSMSA were $125 thousand.
Recent Acquisition
On February 7, 2007, the Company purchased certain assets of corazones.com. We acquired all existing registered users, the domains corazones.com and corazonesdemexico.com, the existing operating system including the interface, administrative and billing systems and the related logos and trademarks of the associated properties.
Critical Accounting Policies, Judgments and Estimates
In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of the judgments can be subjective and complex, and actual results could differ from those estimates.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimates are made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the condensed consolidated financial statements.
Stock-Based Compensation Expense.
We account for stock-based compensation using the fair value method outlined by SFAS 123R. Accordingly, we recognize stock-based compensation for the estimated fair value of employee stock options on the date of grant and recognize compensation cost for those shares expected to vest over the service period of the award. Prior to SFAS 123R adoption, we accounted for share-based payments under APB 25 and accordingly, recognized stock-based compensation expense using the intrinsic value method.
The fair values of share-based payments are estimated on the date of grant using the Black-Scholes option pricing model that uses weighted average assumptions. Expected volatility is based on historical volatility of the Company’s common stock. The Company has elected to use the simplified method described in Staff Accounting Bulletin 107, “Share-Based Payment”, to estimate the expected term of employee stock options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. See Note 3 — “Stock Option Plans” and Note 4 — “Restatement of Interim Financial Information” for additional information.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS 157, which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not believe that the adoption of SFAS 157 will have a material impact on our financial position, cash flows, or results of operations.
In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position, cash flows, and results of operations.
Forward-looking Statements
This Quarterly Report on Form 10-QSB includes “forward-looking statements,” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this Form 10-QSB could be deemed forward-looking statements, particularly statements about our plans, strategies and prospects under the heading “Management’s Discussion and Analysis or Plan of Operation.” Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this Form 10-QSB are made based on our current expectations and estimates, and involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements.
Among the factors that could affect our results and cause them to materially differ from those contained in the forward-looking statements include:
•	our ongoing operating losses;

•	the possibility of liability for information displayed or accessed via our website and for other commerce related activities; · competition in the operation of our website and in the provision of our information retrieval services;

•	the ability to protect our intellectual property rights;

•	the ability to retain our executive officers and senior management;

•	the ability to raise additional capital;

•	changing laws, rules, and regulations;

•	potential liability for breaches of security on the Internet;

•	dependence on third party databases and computer systems;

•	competition from traditional media companies; and

•	new technologies that could block our ability to advertise.
Additional factors that could affect our future results or events are described from time to time in our Securities and Exchange Commission reports. In particular, see the description of risks and uncertainties that is set forth in our Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2006, filed on April 17, 2007, and May 4, 2007, respectively, as well as other similar disclosures in subsequently filed reports. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the risks and uncertainties stated above and other information in this Form 10-QSB and subsequent reports filed with or furnished to the Securities and Exchange Commission before making any investment decision with respect to our securities. If any of the risks or uncertainties stated above actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.
Item 3. Controls and Procedures
Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported within the specified time periods and accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
The Company’s management, under the supervision and with the participation of its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of that date, the Company’s disclosure controls and procedures required by paragraph (b) of 13a-15 or 15d-15 were not effective at the reasonable assurance level as a result of certain weaknesses in the Company’s internal control over financial reporting, which the Company views as an integral part of its disclosure controls and procedures.
Remediation of Certain Weaknesses and Changes in Internal Controls
As discussed in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, during the financial reporting process for the fiscal year end December 31, 2006, certain weaknesses in the Company’s internal control over financial reporting were identified, including inadequate documentation of policies, procedures, and internal controls; weaknesses in information technology controls and procedures; a lack of sufficient accounting personnel and expertise to address the Company’s expanding and increasingly complex financial reporting needs; and incorrect accounting treatment of certain expenses and equity issuances.
The Company is addressing these identified weaknesses by, among other things, conducting a search for additional and more experienced accounting and finance staff to bolster the Company’s internal capabilities and expertise; recently hiring a Chief Technology Officer and outside consultant to address information technology controls and procedures; increased oversight of the Company’s operations in Mexico; improving the Company’s technology related to its business and operations; and undertaking to systemically resolve such weaknesses in consultation with its independent auditor.
Through the period ended June 30, 2007, management augmented its internal accounting resources by using external resources in connection with its review and completion of the financial reporting process. Management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the quarter ended June 30, 2007, fairly present in all material respects the financial condition and results of operations for the Company in conformity with accounting principles generally accepted in the United States of America.
As part of the Company’s on-going efforts to address the weaknesses discussed above, the Company has hired a new Controller and an outside consultant in August 2007 to assist with the financial review and reporting processes, document policies and procedures, and implement a remediation plan to address the internal control weaknesses.
Certain of the personnel changes described above occurred during the fourth quarter of 2006. Other than as described above, there have not been any other changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations on the Effectiveness of Controls
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The Company’s management, including its Chief Executive Officer and its Chief Financial Officer, do not expect that the Company’s disclosure controls will prevent or detect all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

QUEPASA CORPORATION AND SUBSIDIARIES
PART II. OTHER INFORMATION
Item 6. Exhibits
See Exhibit Index

QUEPASA CORPORATION AND SUBSIDIARIES
SIGNATURES
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quepasa Corporation
November 16, 2007	By:	/s/ John C. Abbott
		Name:	John C. Abbott
		Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

November 16, 2007	By:	/s/ Michael D. Matte
		Name:	Michael D. Matte
		Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number	Description

31.3*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

31.4*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

32.3**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1850, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.4**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1850, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith

**	furnished herewith

Exhibit 31.3
CERTIFICATIONS
I, John C. Abbott, certify that:
1.	I have reviewed this quarterly report on Form 10-QSB/A of Quepasa Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: November 16, 2007		/s/ John C. Abbott

	Name:	John C. Abbott
	Title:	Chairman and
Chief Executive Officer

Exhibit 31.4
CERTIFICATIONS
I, Michael D. Matte, certify that:
1.	I have reviewed this quarterly report on Form 10-QSB/A of Quepasa Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: November 16, 2007		/s/ Michael D. Matte

	Name:	Michael D. Matte
	Title:	Executive Vice President
and Chief Financial Officer

Exhibit 32.3
QUEPASA CORPORATION AND SUBSIDIARIES
Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002
I, John C. Abbott, the Chairman and Chief Executive Officer of Quepasa Corporation (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	This Quarterly Report on Form 10-QSB of the Company for the quarterly period ended June 30, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 16, 2007		/s/ John C. Abbott

	Name:	John C. Abbott
	Title:	Chairman and
Chief Executive Officer

Exhibit 32.4
QUEPASA CORPORATION AND SUBSIDIARIES
Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002
I, Michael D. Matte, the Chief Financial Officer of Quepasa Corporation (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	This Quarterly Report on Form 10-QSB of the Company for the quarterly period ended June 30, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 16, 2007		/s/ Michael D. Matte

	Name:	Michael D. Matte
	Title:	Executive Vice President
and Chief Financial Officer